Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2016

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Quarter ended			Year ended
		June 30, 2016	March 31, 2016	June 31, 2015	March 31, 2016
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	136,976	137,417	123,706	516,307
	b) Other operating income	—	—	—	—

	Total income from operations (net)	136,976	137,417	123,706	516,307

2	Expenses
	a) Cost of materials consumed	(0)	—	1	2
	b) Purchase of stock-in-trade	7,580	8,712	7,251	30,552
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(1,069)	717	97	(605)
	d) Employee benefit expense	65,977	63,748	59,007	245,534
	e) Depreciation and amortisation expense	4,665	4,304	3,367	14,965
	f) Sub contracting/technical fees/third party application	20,304	19,918	14,561	67,769
	g) Other expenses	16,672	15,222	15,440	61,230

	Total expenses	114,129	112,621	99,724	419,447

3	Profit from operations before other income, finance costs and exceptional items (1-2)	22,847	24,796	23,982	96,860

4	Other Income	5,200	5,710	5,335	23,655

5	Profit from ordinary activities before finance costs and exceptional items (3+4)	28,047	30,506	29,317	120,515

6	Finance Costs	1,336	1,284	1,286	5,582

7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	26,711	29,222	28,031	114,933

8	Exceptional items	—	—	—	—

9	Profit from ordinary activities before tax (7+8)	26,711	29,222	28,031	114,933

10	Tax expense	6,122	6,648	5,958	25,366

11	Net profit from ordinary activities after tax (9-10)	20,589	22,574	22,073	89,567

12	Extraordinary items (net of tax expense)	—	—	—	—

13	Net profit for the period (11+12)	20,589	22,574	22,073	89,567

14	Share of Profit/(loss) of associates	—	—	—	—

15	Minority interest	(71)	(193)	(156)	(492)

16	Net profit after taxes, minority interest and share of profit of	20,518	22,381	21,917	89,075
	associates (13+14+15)

17	Paid up equity share capital (Face value ₹ 2 per share)	4,941	4,941	4,938	4,941

18	Reserves excluding revaluation reserves				461,137

19	EARNINGS PER SHARE (EPS)
	(of ₹ 2/- each) (not annualised)
	Before extraordinary items
	Basic (in ₹)	8.35	9.11	8.92	36.26
	Diluted (in ₹)	8.33	9.09	8.91	36.19

	After extraordinary items
	(of ₹ 2/- each) (not annualised)
	Basic (in ₹)	8.35	9.11	8.92	36.26
	Diluted (in ₹)	8.33	9.09	8.91	36.19